SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.,

3800 Howard Hughes Pkwy.,

Suite 1800,

Las Vegas, Nevada 89109

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan as of and for the year ended December 31, 2002 is filed as Exhibit 23.1 to this Annual Report.

The certification in accordance with Section 906 of the Sarbanes-Oxley Act is filed as Exhibit 99.1 to this Annual Report.

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf on the 30th day of June 2003, by the undersigned hereunto duly authorized.

Table of Contents

Index to Financial Statements, Schedules and Exhibits

Financial Statements
Independent Auditors’ Reports
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules
Schedule of Assets (Held at End of Year)
Schedule of Non-exempt Transactions

Exhibit
23.1—Consent of Independent Accountants
99.1—Certification in accordance with Section 906 of the Sarbanes-Oxley Act

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN (Registrant)

By:	/s/ ARTHUR I. GOLDBERG	Dated: June 30, 2003
Arthur I. Goldberg Plan Administrator, Senior Vice President, Risk Management and Benefits

By:	/s/ CHRISTOPHER K. PLANT	Dated: June 30, 2003
Christopher K. Plant Plan Administrator, Vice President, Corporate Controller

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Independent Auditors’ Report

To the Plan Administrator of the

Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in the net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    HOLTHOUSE CARLIN & VAN TRIGT LLP

Westlake Village, California

June 10, 2003

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Participant-directed investments, at fair value	$18,067,180	$19,016,613
Money market account—forfeitures	267,652	175,319

	18,334,832	19,191,932
Contributions receivable:
Participants	31,608	48,871
Company	503,811	4,421

Total receivables	535,419	53,292
Liabilities:
Excess contribution refunds	—	41,134

Net assets available for plan benefits	$18,870,251	$19,204,090

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

Additions:
Participants' contributions	$3,702,489
Company contributions	1,067,448
Participants' rollover contributions	201,623
Interest and dividend income	383,414

Total additions	5,354,974

Deductions:
Net depreciation in fair value of investments	3,518,606
Benefits paid to participants	1,937,189
Deemed distributions	195,486
Fees	37,532

Total deductions	5,688,813

Net decrease	(333,839)
Net assets available for plan benefits:
Beginning of year	19,204,090

End of year	$18,870,251

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and subsidiaries (the “Company”, the “Sponsor” and the “Employer”) and have worked a minimum of 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

MFS Investment Management (MFS) is the appointed investment manager. MFS Retirement Services, Inc. provides record keeping and administrative services and MFS Heritage Trust Company is the trustee of the Plan and holds the Plan’s assets.

Contributions

Each year, participants may contribute from 1 percent to 18 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company matches are discretionary and currently the Company matches each participant’s contribution, in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary reduction. The Plan also provides for additional discretionary Company contributions. For the year ended December 31, 2002, the Company’s discretionary matching contributions were $1,067,448.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants are vested in Company contributions at 20 percent after one year of service and an additional 20 percent each year thereafter until 100 percent vested upon 5 years of service.

Forfeitures

Forfeitures may be used to reduce Company contributions. At December 31, 2002 and 2001, forfeitures of $267,652 and $175,319, respectively, were available.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.75 percent to 10.50 percent, which are commensurate with local prevailing interest rates. As of December 31, 2002, loans outstanding were $1,706,631.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent public accountants, may be paid by the Plan. The Company, at its discretion, decided to pay for certain of these administrative expenses on behalf of the Plan. Most investment options have management fees, which reduce the overall return on assets. The net depreciation on investments is reflected inclusive of these fees.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The MFS Fixed Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2002 are amounts which may become payable to participants who are not active participants of the Plan.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

Investments are fully participant-directed. Participants may select any combination of the following investment options:

MFS Fixed Fund—This fund is a stable value open-end collective investment trust. The fund invests in stable-value investment contracts issued by major insurance companies and major banks, fixed-income securities wrapped by a major financial institution, short-term debt obligations of the U.S. Government and its agencies, or shares of institutional money market funds. This fund strives to maintain a stable unit value, although not guaranteed, and has the potential for higher income than a money market fund. Management of this fund believes that its contract value approximates its market value. The yield on this fund, since inception, is 4.67%. Participants who select to invest in this fund are not permitted to exchange funds from this fund to similar funds, as defined by MFS.

MFS Global Equity Fund—This fund invests primarily in common stocks and equity related securities of U.S. and foreign issuers.

MFS Emerging Growth Fund—This fund invests primarily in emerging growth companies, early in their lifecycles, that display the potential to become major enterprises.

MFS Bond Fund—This fund invests primarily in investment-grade bonds, including U.S. government securities and high-grade corporate debt.

Massachusetts Investors Trust—This fund invests primarily in quality stocks representing well-known companies across a wide range of industries.

Massachusetts Investors Growth Stock Fund—This fund invests in high-quality companies that are believed to have better than average long-term growth potential.

MFS Research Fund—This fund invests in a variety of stocks to seek long-term growth and future income.

MFS Total Return Fund—This fund invests a required percentage in fixed-income securities and stocks. The fund may invest a small percentage in high-yield securities and foreign emerging market securities.

MFS Mid-Cap Growth Fund—This fund invests primarily in equity securities of companies with medium market capitalization to seek long-term growth of capital.

MFS Value Fund—This fund invests primarily in equity securities that are believed to be under-valued to seek capital appreciation and reasonable income.

MFS New Discovery Fund—This fund invests in small or emerging growth companies that involve greater risk.

MFS Research International Fund—This fund invests primarily in foreign securities to seek capital appreciation.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS (Continued)

Pinnacle Entertainment, Inc. Common Stock—The participants have the option of investing in the Company’s common stock. Participants are directed to not allocate more than 25% of their contributions to the purchase of the Company’s common stock.

The following presents investments that represent 5 percent or more of the Plan’s net assets available at December 31, 2002.

MFS Fixed Fund	$2,373,682
MFS Global Equity Fund	$1,171,792
MFS Emerging Growth Fund	$2,255,235
MFS Bond Fund	$2,260,893
Massachusetts Investors Trust	$2,546,339
MFS Research Fund	$2,418,372
MFS Total Return Fund	$1,222,992
Participant Loans	$1,706,631

Net depreciation and the fair value of registered investment companies (mutual funds) was $3,520,290 and net appreciation for Pinnacle Entertainment, Inc. common stock was $1,684 for the year ended December 31, 2002.

NOTE 4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5.	TAX STATUS

The Company received a determination letter dated August 11, 1999, in which the Internal Revenue Service stated that the Plan as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently restated and amended. The Company routinely self-reviews the administration of the Plan and self-corrects and plans to self-correct any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan administrator believes that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are exempt from income taxes.

NOTE 6.	RELATED PARTY TRANSACTIONS

The trustee and its related entities and the Company are parties-in-interest as defined by ERISA. Certain of the investments are managed by an entity related to the trustee, as well as participants are permitted to invest in the Company’s common stock.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7.	NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2001, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations and, therefore, constitute the lending of monies from the Plan to the Company. These non-exempt transactions are detailed in the attached Schedule II. All monies were deposited to the trust, however, interest incurred on the loans of $1,135 remains outstanding and due as of December 31, 2002.

NOTE 8.	SUBSEQUENT EVENTS

Effective May 1, 2003 the trustee and record keeping services were transferred to Union Bank. In connection with the transfer to Union Bank, the Plan Sponsor adopted Union Bank’s prototype plan and changed the investment options made available to the participants for their selection (except the Pinnacle Entertainment, Inc. Common Stock was retained as a fund option). In connection with the adoption of the Union Bank prototype plan, no significant changes were made to the Plan’s terms; however, effective May 1, 2003, participants can elect to defer from 1% to 100% of pretax annual compensation up to the maximum amount permitted by the Internal Revenue Code; and the contribution limit for the Pinnacle Entertainment, Inc. Common Stock fund was reduced to a maximum of 20%.

SCHEDULE I

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-6808603 Plan # 003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

	Identity of issue	Description	Current value
*	MFS Fixed Fund	Common collective interest fund	$2,373,682
*	MFS Global Equity Fund	Mutual fund	1,171,792
*	MFS Emerging Growth Fund	Mutual fund	2,255,235
*	MFS Bond Fund	Mutual fund	2,260,893
*	Massachusetts Investors Trust	Mutual fund	2,546,339
*	Massachusetts Investors Growth Stock Fund	Mutual fund	634,923
*	MFS Research Fund	Mutual fund	2,418,372
*	MFS Total Return Fund	Mutual fund	1,222,992
*	MFS Mid-Cap Growth Fund	Mutual fund	71,255
*	MFS Value Fund	Mutual fund	109,413
*	MFS New Discovery Fund	Mutual fund	529,630
*	MFS Research International Fund	Mutual fund	32,829
*	Pinnacle Entertainment Inc., Common Stock	Common stock 81,776 units	733,194
*	Participant Loans	Interest at 5.75% to 10.50%	1,706,631

	Total		$18,067,180

*	Identifies a party-in-interest to the Plan.

See notes to financial statements and accompanying auditors’ report.

SCHEDULE II

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-6808603 Plan # 003

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, Employer, Or Other Party-In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Amount Loaned	Interest Incurred on Loan
Pinnacle Entertainment, Inc.	Sponsor	Lending of funds from the Plan to the Employer (contributions not timely remitted to the Plan), as follows: Deemed loans dated: January 26, 2001, January 8, 2001, May 7, 2001, May 28, 2001	$75,847	$1,135

See notes to financial statements and accompanying auditors’ report.